

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 3, 2009

Mr. Victor P. Stabio
Chief Executive Officer & Chief Financial Officer
Hallador Petroleum Company
1660 Lincoln Street, Suite 2700
Denver, Colorado 80264

> **Re:** **Hallador Petroleum Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 26, 2009**
> **Forms 10-Q for the Fiscal Quarter Ended March 31, 2009,**
> **June 30, 2009 and September 30, 2009**
> **Filed May 8, 2009, August 6, 2009 and November 10, 2009**
> **File No. 000-14731**

Dear Mr. Stabio:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibit 31.1

1.   We note your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded so that it does not precisely match the language as set forth in the Act. Please amend your certifications so they will appear exactly as set forth in Item 601(b)(31) of Regulation S-K. This comment also applies to each of your 2009 Forms 10-Q. In this regard, we note the following, without limitation:

- Paragraph 3 does not make reference to your 'cash flows;'
- Paragraph 3 refers to the 'issuer' instead of the 'registrant;'
- Paragraphs 5(a) and 5(c) contain the following language not contemplated by the certification:
    - "and have identified for the registrant's auditors any material weakness in internal controls;"
    - "I have indicated in the report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses."

2.   In addition, please explain to us in necessary detail why you included the additional information in paragraphs 5(a) and 5(c), as shown above.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or Kevin Stertzel at 202-(551)-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief